OKYO Pharma Ltd.

Martello Court

Admiral Park

St. Peter Court

Guernsey GY1 3HB

May 12, 2022

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Celeste Murphy

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-1/A
File No. 333-263326

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), OKYO Pharma Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Monday, May 16, 2022, or as soon thereafter as practicable.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

OKYO PHARMA LTD.

By:	/s/ Gary S. Jacob
Name:	Gary S. Jacob
Title:	Chief Executive Officer